Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

October 29, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Torney
Lynn Dicker
Laura Crotty
Suzanne Hayes

Re:	Maravai LifeSciences Holdings, Inc.
Amendment 2 to Draft Registration Statement on Form S-1
Submitted October 23, 2020
CIK No. 0001823239

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Maravai LifeSciences Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 28, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

October 29, 2020

Prospectus Summary

Overview, Page 2

1. We note your response to our prior comment 1 and we re-issue the latter part of the comment. Regarding the potential use of CleanCap by Chula Vaccine Research Center in partnership with the University of Pennsylvania, eTheRNA Immunotherapies and Greenlight Biosciences, please revise your disclosure to explain the basis for your belief that they may potentially use CleanCap in their vaccine trials. If these plans are based on conversations, please briefly describe the conversations.

Response

In response to the Staff’s comments, the Company has revised its disclosure on pages 2, 6, 131, 134 and 141 of the Prospectus to clarify that the three early stage programs are already utilizing CleanCap in their vaccine trials by adding the bolded language below:

Pages 2 and 131

In addition, CleanCap® is currently being used in three additional COVID-19 mRNA vaccine programs that are in earlier stages of development, led by Chula Vista Vaccine Research Center in partnership with the University of Pennsylvania, eTheRNA Immunotherapies and Greenlight Biosciences. Given the early stage of these three programs, there can be no assurance they will continue to use CleanCap® through commercialization.

Pages 6, 134 and 141

Six of the 25, including one phase II/III clinical program led by Pfizer in partnership with BioNTech, four phase I/II clinical programs led by Arcturus Therapeutics in partnership with Duke-NUS Medical School, Imperial College London, Fosun Pharma in partnership with BioNTech and CureVac and one preclinical program led by the University of Tokyo in partnership with Daiichi-Sankyo, involve our CleanCap® products and up to three more in earlier stages of development, led by Chula Vaccine Research Center in partnership with the University of Pennsylvania, eTheRNA Immunotherapies and Greenlight Biosciences, are currently using our CleanCap® products. Given the early stage of these three programs, there can be no assurance they will continue to use CleanCap® through commercialization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

New Credit Agreement, Page 109

2. Please revise your disclosure to quantify the distribution made to members with the proceeds of the New Credit Agreement discussed on page 109.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 113 to add the bolded language below under the heading “Liquidity and Capital Resources” to quantify the distribution made to members with the proceeds of the New Credit Agreement.

Securities and Exchange Commission

October 29, 2020

We have relied on revenue derived from product and services sales and equity and debt financings to fund our operations to date, including the $310.6 million refinancing of our Credit Facilities (see note 7 to the audited consolidated financial statements included elsewhere in this prospectus) in 2018 which was used to repay our legacy credit facility, senior subordinated notes and term loan and make a $52.0 million distribution to our member. In addition, on October 19, 2020, we refinanced our existing $400.0 million debt facilities with a new $780.0 million facility, which provided for the full repayment of $363.0 million of pre-existing debt and accrued interest under the Credit Facilities, the payment of the repurchase liability for incentive units and repurchase liability for our noncontrolling interests obligations of $9.1 million and $166.4 million, respectively (see notes 8 and 9 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus) and to allow for an $88.6 million distribution to our member for various incentive unit holders of MLSH 1, which represents a return of capital which will result in a reduction of future amounts returned to such unit holders upon the closing of this offering.

Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Liquidity, Page 108

3. We note your response to comment three and that Adjusted EBITDA is a financial covenant under your credit agreements. Please revise your disclosure for your credit agreements to include the following:

•	the material terms of the covenant that relate to Adjusted EBITDA;

•	the amount or limit required for compliance with the covenant; and

•	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

With regards to disclosures of Adjusted EBITDA under the section “How We Assess Our Business”, please refer the reader to the Liquidity section where the revised covenant disclosures are located. Refer to Question 102.09 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response

In response to the Staff’s comment, the Company has updated its disclosure on page 100 of the Prospectus to add the bolded underlined text clarifying that the only financial covenant to which Adjusted EBITDA relates is the 8:00 to 1:00 net leverage ratio test that is already described on page 116 of the Prospectus:

Securities and Exchange Commission

October 29, 2020

Management uses Adjusted EBITDA to evaluate the financial performance of our business and the effectiveness of our business strategies. We present Adjusted EBITDA and Adjusted Free Cash Flow because we believe they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry and they facilitate comparisons on a consistent basis across reporting periods. Further, we believe they are helpful in highlighting trends in our operating results because they exclude items that are not indicative of our core operating performance. Adjusted EBITDA is also a component of the financial covenant under the New Credit Agreement that governs our ability to access more than $63.0 million in aggregate letters of credit obligations and outstanding borrowings under the New Revolving Credit Facility. In addition, if we borrow more than $63.0 million, we are required to maintain a specified net leverage ratio. See “—Liquidity and Capital Resources—Sources of Liquidity—Debt Covenants” for a discussion of this financial covenant.

The Company has also updated the disclosure on page 116 of the Prospectus to add the bolded text clarifying how Adjusted EBITDA features in the calculation of the net leverage ratio:

The New Credit Agreement includes a financial covenant that requires that, if as of the end of any fiscal quarter the aggregate amount of letters of credit obligations and borrowings under the New Revolving Credit Facility outstanding as of the end of such fiscal quarter (excluding cash collateralized letters of credit obligations and letter of credit obligations in an aggregate amount not in excess of $5.0 million at any time outstanding and for the first four fiscal quarters ending after October 19, 2020, borrowings of revolving credit loans made on October 19, 2020) exceed 35% of the aggregate amount of all Revolving Credit Commitments in effect as of such date, then the net leverage ratio of Intermediate shall not be greater than 8.00 to 1.00. For purposes of this covenant, the net leverage ratio is calculated by dividing outstanding first lien indebtedness (net of cash) by Adjusted EBITDA over the preceding four fiscal quarters.

The Company supplementally advises the Staff that it does not believe adding further disclosure around the actual or reasonably likely effects of compliance or non-compliance with the financial covenant on the Company’s financial condition and liquidity would be helpful to an investor. The Company does not expect this financial covenant will have any material impact on the Company’s liquidity or financial condition in the future. The Company has not historically drawn on its revolving credit facility for working capital purposes, and the most that it has ever drawn was $15.0 million. Additionally, even if the Company were to have over $63.0 million drawn at a quarter end (which it does not expect will happen), the Company anticipates that its net leverage ratio will be well below 8:00 to 1:00 based on its historic and projected Adjusted EBITDA and first lien indebtedness levels. For these reasons, the Company feels that additional disclosure around this financial covenant will put undue emphasis on it and overstate its importance for investors.

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Securities and Exchange Commission

October 29, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Kevin Herde

Chief Financial Officer, Maravai LifeSciences Holdings, Inc.

Alan F. Denenberg, Esq.

Davis Polk & Wardwell LLP